Exhibit 8.1

List of Subsidiaries

Subsidiaries	Place of Incorporation	Ownership Interest
Top KingWin Technology Inc.	California, U.S.	100%
Sky KingWin Ltd.	British Virgin Islands	100%
Top KingWin Hi Tech Inc.	Colorado, U.S.	Sky KingWin (BVI) (100% Hold)
Sky KingWin (HK) Ltd.	Hong Kong, P.R. China	Sky KingWin (BVI) (100% Hold)
Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd. (“Tiancheng Jinhui”)	P.R. China	Sky KingWin (HK) (100% Hold)
Shenzhen Tiancheng Chuangxin Technology Co., Ltd. (“Shenzhen Tiancheng Chuangxin”)	P.R. China	Sky KingWin (HK) (100% Hold)
Guji Technology (Shenzhen) Co., Ltd.	P.R. China	Shenzhen Tiancheng Chuangxin (100% Hold)
Guangdong Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.	P.R. China	Tiancheng Jinhui (100% Hold)
Jiangsu Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.	P.R. China	Tiancheng Jinhui (100% Hold)
Chongqing Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.	P.R. China	Tiancheng Jinhui (100% Hold)